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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16335

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2009 (MM/DD/YY) AND ENDING 09/30/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
TD Ameritrade Clearing, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1005 North Ameritrade Place
(No. and Street)

Bellevue (City) NE (State) 68005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William J. Gerber (402) 827-8933
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name - if individual, state last, first, middle name)

220 S 6th (Address) Minneapolis (City) Minnesota (State) 55402 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02

OATH OR AFFIRMATION

I, William J. Gerber swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TD Ameritrade Clearing, Inc. as of September 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer
Title

GENERAL NOTARY-State of Nebraska
NANCY L. LOWREY
My Comm. Exp. May 04, 2012

11-3-10

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report (bound under separate cover).
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



STATEMENT OF FINANCIAL CONDITION

TD Ameritrade Clearing, Inc.
(An Indirect Wholly Owned Subsidiary of TD Ameritrade Holding Corporation)
SEC File Number: 8-16335
September 30, 2010
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

TD Ameritrade Clearing, Inc.
(An Indirect Wholly Owned Subsidiary of
TD Ameritrade Holding Corporation)

Statement of Financial Condition

September 30, 2010

Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
TD Ameritrade Clearing, Inc.

We have audited the accompanying statement of financial condition of TD Ameritrade Clearing, Inc. (the Company) as of September 30, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of TD Ameritrade Clearing, Inc. at September 30, 2010, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Minneapolis, Minnesota
November 23, 2010

TD Ameritrade Clearing, Inc.
(An Indirect Wholly Owned Subsidiary of
TD Ameritrade Holding Corporation)

Statement of Financial Condition
(In Thousands, Except Share and Per Share Amounts)

September 30, 2010

Assets	
Cash and cash equivalents	$ 279,406
Cash and investments segregated in compliance with federal regulations	994,026
Securities borrowed	1,000,607
Receivable from brokers, dealers, and clearing organizations	200,621
Receivable from clients – net of allowance for doubtful accounts of $10,467	7,379,340
Receivable from affiliates	87,475
Other receivables – net of allowance for doubtful accounts of $136	37,423
Securities owned, at fair value	1,601
Other assets	978
Deferred income taxes, net	28,966
Total assets	$ 10,010,443
Liabilities and stockholder's equity	
Liabilities:	
Securities loaned	$ 1,868,724
Payable to brokers, dealers, and clearing organizations	65,591
Payable to clients	6,770,374
Payable to affiliates	26,171
Accounts payable and accrued liabilities	99,895
Securities sold, not yet purchased, at fair value	2,216
Total liabilities	8,832,971
Stockholder's equity:	
Common stock, $10 par value, 20,000 shares authorized; 9,946 shares issued and outstanding	99
Additional paid-in capital	507,840
Retained earnings	669,533
Total stockholder's equity	1,177,472
Total liabilities and stockholder's equity	$ 10,010,443

See accompanying notes.

1. Basis of Presentation and Nature of Operations

Basis of Presentation

TD Ameritrade Clearing, Inc. (the Company) is an indirect wholly owned subsidiary of TD Ameritrade Holding Corporation (the Parent) through the Company's immediate parent, TD Ameritrade Online Holdings Corp. (TDAOH). The statement of financial condition includes material related-party transactions with affiliated companies. The Company evaluated subsequent events through November 23, 2010, the date on which the statement of financial condition was available to be issued.

Nature of Operations

The Company is a securities broker-dealer that provides trade execution and clearing services to TD Ameritrade, Inc., an indirect wholly owned subsidiary of the Parent. The Company is required to comply with all applicable rules and regulations of the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), and the various securities exchanges in which it maintains membership.

2. Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers temporary, highly liquid investments with an original maturity of three months or less to be cash equivalents, except for amounts required to be segregated in compliance with federal regulations. The carrying amounts of cash and cash equivalents on the statement of financial condition approximate fair value.

2. Significant Accounting Policies (continued)

Cash and Investments Segregated in Compliance with Federal Regulations

Cash and investments segregated in compliance with federal regulations consist primarily of qualified deposits in special reserve bank accounts for the exclusive benefit of clients under Rule 15c3-3 of the Securities Exchange Act of 1934 (the Exchange Act) and other regulations. Funds can be held in cash, reverse repurchase agreements, fixed rate U.S. Treasury securities, and other qualified securities. Reverse repurchase agreements (securities purchased under agreements to resell) are treated as collateralized financing transactions and are carried at amounts at which the securities will subsequently be resold, plus accrued interest. The Company's reverse repurchase agreements are collateralized by U.S. Treasury securities and generally have a maturity of seven days.

The Company performs clearing services for TD Ameritrade, Inc., which requires TD Ameritrade, Inc. to maintain accounts with the Company. To allow TD Ameritrade, Inc. to classify its assets held by the Company as allowable assets in its computation of net capital, the Company computes a separate reserve requirement for Proprietary Accounts of Introducing Brokers (PAIB). The Company had no PAIB reserve requirement at September 30, 2010.

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to provide the counterparty with collateral in the form of cash. The Company receives collateral in the form of cash for securities loaned transactions. The related interest receivable from and the brokerage interest payable to broker-dealers are included in other receivables and in accounts payable and accrued liabilities, respectively, on the statement of financial condition.

Receivable from/Payable to Clients

Receivable from clients primarily consists of margin loans to brokerage clients and is carried at the amount receivable, net of an allowance for doubtful accounts. Payable to clients primarily consists of client cash held in brokerage accounts and is carried at the amount of client cash on deposit.

2. Significant Accounting Policies (continued)

Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased are carried at fair value.

Income Taxes

The Company files a consolidated U.S. income tax return with the Parent on a calendar year basis, combined returns for state tax purposes where required, and separate state income tax returns where required. The Company determines and records income taxes as if it were a separate taxpayer, pursuant to a tax-sharing agreement with the Parent. Deferred tax assets and liabilities are determined based on the difference between the statement of financial condition carrying amounts and tax bases of assets and liabilities using enacted tax rates expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be settled or realized. Uncertain tax positions are recognized if they are more likely than not to be sustained upon examination, based on the technical merits of the position. The amount of tax benefit recognized is the largest amount of benefit that is greater than 50% likely of being realized upon settlement.

Securities Transactions

Client securities transactions are recorded on a settlement-date basis, with such transactions generally settling within three business days after the trade date. Securities owned by clients, including those that collateralize margin or similar transactions, are not reflected in the accompanying statement of financial condition.

Recently Adopted Accounting Pronouncements

On October 1, 2009, the Company adopted Accounting Standards Codification (ASC) 820-10, *Fair Value Measurements and Disclosures*, for nonfinancial assets and liabilities that are not recognized or disclosed at fair value in the statement of financial condition on a recurring basis. In January 2010, the Company adopted Accounting Standards Update (ASU) 2010-06, *Improving Disclosures about Fair Value Measurements.* ASU 2010-06 requires new disclosures and clarifies existing disclosure requirements about fair value measurements as set forth in ASC 820-10. The adoption of ASC 820-10 and ASU 2010-06 did not have a material impact on the Company's statement of financial condition.

3. Receivable From and Payable to Brokers, Dealers, and Clearing Organizations

Amounts receivable from and payable to brokers, dealers, and clearing organizations are comprised of the following as of September 30, 2010 (in thousands):

Receivable:	
Securities failed to deliver	$ 3,952
Clearing organizations	190,626
Other broker-dealer receivables	6,043
Total	$ 200,621
Payable:	
Securities failed to receive	$ 37,753
Clearing organizations	26,319
Other broker-dealer payables	1,519
Total	$ 65,591

4. Income Taxes

As of September 30, 2010, temporary differences between the statement of financial condition carrying amounts and tax bases of assets and liabilities arise from allowance for doubtful accounts, stock-based compensation, prepaid expenses, certain accrued liabilities, and the federal impact of state uncertain tax positions.

Deferred income taxes consist of the following as of September 30, 2010 (in thousands):

Deferred tax assets	$ 29,037
Deferred tax liabilities	(71)
Net deferred tax assets	$ 28,966

The Company did not record a valuation allowance against its deferred tax assets as of the beginning or the end of fiscal 2010, as the Company believes it is more likely than not that there is an ability to realize its deferred tax assets.

4. Income Taxes (continued)

The Company's income tax returns are subject to review and examination by federal, state, and local taxing authorities. The federal returns for 2007 through 2009 remain open under the statute of limitations. The years open to examination by state and local government authorities vary by jurisdiction, but the statute of limitations is generally three to four years from the date the tax return is filed.

As of September 30, 2010, accrued interest and penalties included in accounts payable and accrued liabilities was $16.0 million.

5. Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1 under the Exchange Act), which requires the maintenance of minimum net capital, as defined. Net capital and the related net capital requirement may fluctuate on a daily basis. The Company has elected to use the alternate method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital of the greater of $1.5 million or 2% of aggregate debit balances arising from client transactions, as defined. At September 30, 2010, the Company had net capital of $1.1 billion, which was $915.0 million in excess of the required net capital of $177.6 million. The Company's ratio of net capital to aggregate debit items was approximately 12.30%. Under the alternate method, a broker-dealer may not repay any subordinated borrowings, pay cash dividends, or make any unsecured advances or loans to its parent or employees if such payment would result in net capital of less than 5% of aggregate debit balances or less than 120% of its minimum dollar net capital requirement.

Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

6. Employee Benefit Plans

The Parent has a 401(k) and profit-sharing plan covering eligible employees of the Company, under which the Company's annual profit-sharing contributions are determined at the discretion of the Parent's Board of Directors. The Company also makes matching contributions pursuant to the plan document. The Company's employees also participate in the Parent's stock option and incentive plans.

7. Commitments and Contingencies

Lease Commitments

The Company leases computer and office equipment and facilities on a month-to-month basis through an affiliated company.

Borrowing Arrangements

The Company had access to uncommitted credit facilities with financial institutions of up to $780 million as of September 30, 2010. The financial institutions may make loans under the credit facilities or, in some cases, issue letters of credit under these facilities. The credit facilities may require the Company to pledge client securities to secure outstanding obligations under these facilities. The Company had access to an unsecured uncommitted credit facility of $150 million as of September 30, 2010, with no borrowings outstanding as of September 30, 2010. The Company had access to secured uncommitted credit facilities of up to $630 million as of September 30, 2010, with no borrowings outstanding under these facilities as of September 30, 2010. The Company is generally required to pledge client securities to secure letters of credit. No letters of credit were outstanding as of September 30, 2010.

Legal and Regulatory Matters

The Company is subject to lawsuits, arbitrations, claims, and other legal proceedings in connection with its business. Some of these legal actions include claims for substantial or unspecified compensatory and/or punitive damages. A substantial adverse judgment or other unfavorable resolution of these matters could have a material adverse effect on the Company's statement of financial condition or could cause the Company significant reputational harm. Management believes the Company has adequate legal defenses with respect to these legal proceedings to which it is a defendant or respondent and the outcome of these pending proceedings is not likely to have a material adverse effect on the statement of financial condition of the Company. However, the Company is unable to predict the outcome or the timing of the ultimate resolution of these matters, or the potential losses, if any, that may result from these matters.

7. Commitments and Contingencies (continued)

In the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, penalties, or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's statement of financial condition. However, the Company is unable to predict the outcome or the timing of the ultimate resolution of these matters, or the potential fines, penalties, or injunctive or other equitable relief, if any, that may result from these matters.

Income Taxes

The Company's federal and state income tax returns are subject to examination by taxing authorities. Because the application of tax laws and regulations to many types of transactions is subject to varying interpretations, amounts reported in the statement of financial condition could be significantly changed at a later date upon final determinations by taxing authorities.

General Contingencies

In the ordinary course of business, there are various contingencies that are not reflected in the statement of financial condition. These include the Company's client activities involving the execution, settlement, and financing of various client securities transactions. These activities may expose the Company to credit risk in the event the clients are unable to fulfill their contractual obligations.

The Company's client securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the client, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the client's account. In connection with these activities, the Company also executes and clears client transactions involving the sale of securities not yet purchased (short sales). Such margin-related transactions may expose the Company to credit risk in the event a client's assets are not sufficient to fully cover losses that the client may incur. In the event the client fails to satisfy its obligations, the Company has the authority to purchase or sell financial instruments in the client's account at prevailing market prices in order to fulfill the client's obligations. The Company seeks to mitigate the risks associated with its client securities activities by requiring clients to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company

7. Commitments and Contingencies (continued)

monitors required margin levels throughout each trading day and, pursuant to such guidelines, requires clients to deposit additional collateral, or to reduce positions, when necessary. TD Ameritrade, Inc. reimburses the Company for unsecured losses resulting from client margin activities.

The Company loans securities temporarily to other broker-dealers in connection with its broker-dealer business. The Company receives cash as collateral for the securities loaned. Increases in securities prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its client obligations. The Company mitigates this risk by requiring credit approvals for counterparties, by monitoring the market value of securities loaned on a daily basis and requiring additional cash as collateral when necessary, and by participating in a risk-sharing program offered through the Options Clearing Corporation (OCC).

The Company borrows securities temporarily from other broker-dealers in connection with its broker-dealer business. The Company deposits cash as collateral for the securities borrowed. Decreases in securities prices may cause the market value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not return the cash deposited, the Company may be exposed to the risk of selling the securities at prevailing market prices. The Company mitigates this risk by requiring credit approvals for counterparties, by monitoring the collateral values on a daily basis and requiring collateral to be returned by the counterparties when necessary, and by participating in a risk-sharing program offered through the OCC.

The Company transacts in reverse repurchase agreements in connection with its broker-dealer business. The Company's policy is to take possession or control of securities with a market value in excess of the principal amount loaned, plus accrued interest, in order to collateralize resale agreements. The Company monitors the market value of the underlying securities that collateralize the related receivable on resale agreements on a daily basis and may require additional collateral when deemed appropriate.

7. Commitments and Contingencies (continued)

As of September 30, 2010, client excess margin securities of approximately $10.3 billion and stock borrowings of approximately $1.0 billion were available to the Company to utilize as collateral on various borrowings or for other purposes. The Company had loaned approximately $1.9 billion and repledged approximately $1.0 billion of that collateral as of September 30, 2010.

Guarantees

The Company is a member of and provides guarantees to securities clearinghouses and exchanges. Under related agreements, the Company is generally required to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted to the clearinghouse as collateral. However, the potential for the Company to be required to make payments under these agreements is considered remote. Accordingly, no contingent liability is carried on the statement of financial condition for these guarantees.

See "Insured Deposit Account Agreement" in Note 9 for a description of a guarantee included in that agreement.

8. Fair Value Disclosures

ASC 820-10, *Fair Value Measurements and Disclosures*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches, including market, income, and/or cost approaches. ASC 820-10 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability, developed based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability, developed based on the best information available in the circumstances.

8. Fair Value Disclosures (continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

- Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. This category includes active exchange-traded funds, mutual funds, and equity securities.

- Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means. This category includes most debt securities and other interest-sensitive financial instruments.

- Level 3 – Unobservable inputs for the asset or liability, where there is little, if any, observable market activity or data for the asset or liability. This category includes assets related to money market and other mutual funds managed by The Reserve, an independent mutual fund company, for which the net asset value has declined below $1.00 per share and the funds are being liquidated.

8. Fair Value Disclosures (continued)

The following table presents the Company's fair value hierarchy for assets and liabilities measured on a recurring basis as of September 30, 2010 (in thousands):

	Level 1	Level 2	Level 3	Fair Value
Assets				
Securities owned:				
Money market and other mutual funds	$ –	$ –	$ 919	$ 919
Equity securities	387	10	–	397
Municipal debt securities	–	201	–	201
Corporate debt securities	–	34	–	34
Other debt securities	–	50	–	50
Total assets at fair value	$ 387	$ 295	$ 919	$ 1,601
Liabilities				
Securities sold, not yet purchased:				
Equity securities	$ 2,147	$ 14	$ –	$ 2,161
Municipal debt securities	–	55	–	55
Total liabilities at fair value	$ 2,147	$ 69	$ –	$ 2,216

There were no transfers between levels of the fair value hierarchy during the period presented in the table below. The following table presents the changes in Level 3 assets measured on a recurring basis for the fiscal year ended September 30, 2010 (in thousands):

	September 30, 2009	Purchases, Sales, Issuances, and Settlements, Net	September 30, 2010
Assets			
Securities owned:			
Money market and other mutual funds	$ 5,049	$ (4,130)	$ 919

8. Fair Value Disclosures (continued)

Effective October 1, 2009, the Company adopted ASC 820-10 for nonfinancial assets and liabilities that are not recognized or disclosed at fair value in the statement of financial condition on a recurring basis. There were no nonfinancial assets or liabilities measured at fair value during the fiscal year ended September 30, 2010.

Valuation Techniques

In general, and where applicable, the Company uses quoted prices in active markets for identical assets or liabilities to determine fair value. This pricing methodology applies to the Company's Level 1 assets and liabilities. If quoted prices in active markets for identical assets and liabilities are not available to determine fair value, then the Company uses quoted prices for similar assets and liabilities or inputs other than the quoted prices that are observable, either directly or indirectly. This pricing methodology applies to the Company's Level 2 assets and liabilities.

Level 2 Measurements

Debt securities – The primary inputs to the valuation include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields, and credit spreads.

Level 3 Measurements

Money market and other mutual funds – The fair value of positions in money market and other mutual funds managed by The Reserve is estimated by management based on the underlying portfolio holdings data published by The Reserve.

9. Related-Party Transactions

Receivables from and Payables to Affiliates

Except as otherwise indicated, receivables from and payables to affiliates resulting from the related-party transactions described below are included in receivable from affiliates and payable to affiliates, respectively, on the statement of financial condition. Receivables from and payables to affiliates resulting from client cash sweep activity are generally settled in cash the next business day. Other receivables from and payables to affiliates are generally settled in cash on a monthly basis.

Allocated Costs from Affiliates

The Company is allocated costs from entities related by common ownership based on the number of full-time employees or other methods.

Clearing Agreement

The Company earns clearing fees from TD Ameritrade, Inc. The Company rebates a portion of transaction fees, net interest, and other revenues to TD Ameritrade, Inc. pursuant to the revenue sharing provisions of a clearing agreement.

Income Taxes

The Company settles consolidated and combined current income tax payables and receivables with the Parent periodically, as amounts become due to or from the taxing authorities. Receivable from affiliates on the statement of financial condition includes $12.0 million of income taxes receivable from the Parent as of September 30, 2010.

9. Related-Party Transactions (continued)

Transactions with TD and Affiliates

TD is an affiliate of the Parent, owning approximately 45.9% of the Parent's common stock as of September 30, 2010, of which 45% is permitted to be voted under the terms of the Stockholders Agreement among TD, the Parent, and certain other stockholders. A description of significant transactions with TD and its affiliates is set forth below.

Insured Deposit Account Agreement

TD Ameritrade, Inc., TDATC, and the Company are party to an IDA agreement with TD and certain Depository Institutions affiliated with TD. Under the IDA agreement, the Depository Institutions make available to clients of TD Ameritrade, Inc. and TDATC FDIC-insured money market deposit accounts as either designated sweep vehicles or as non-sweep deposit accounts. TD Ameritrade, Inc. and TDATC provide marketing and support services for the Depository Institutions, and the Company acts as agent for the clients of TD Ameritrade, Inc. and as recordkeeper for the Depository Institutions, in each case with respect to the money market deposit accounts. In exchange for providing these services, the Depository Institutions pay TD Ameritrade, Inc., TDATC, and the Company collectively a fee based on the yield earned on the client IDA assets, less the actual interest paid to clients, a flat fee to the Depository Institutions of 25 basis points, and the cost of FDIC insurance premiums.

The IDA agreement has a term of five years beginning July 1, 2008, and is automatically renewable for successive five-year terms, provided that it may be terminated by any party upon two years' prior written notice. The agreement provides that the fee earned on the IDA agreement is calculated based on three primary components: (a) the actual yield earned on investments in place as of July 1, 2008, which were primarily fixed-income securities backed by Canadian government guarantees, (b) the yield on other fixed-rate investments, based on prevailing fixed rates for identical balances and maturities in the interest rate swap market (generally LIBOR-based) at the time such investments were added to the IDA portfolio, and (c) floating-rate investments, based on the monthly average rate for 30-day LIBOR. The agreement provides that, from time to time, TD Ameritrade, Inc. may request amounts and maturity dates for the other fixed-rate investments (component (b) above) in the IDA portfolio, subject to the approval of the Depository Institutions. For the month of September 2010, the IDA agreement portfolio was comprised of approximately 8% component (a) investments, 82% component (b) investments, and 10% component (c) investments.

9. Related-Party Transactions (continued)

In the event the fee computation results in a negative amount, TD Ameritrade, Inc., TDATC, and the Company must pay the Depository Institutions the negative amount. This effectively results in TD Ameritrade, Inc., TDATC, and the Company guaranteeing the Depository Institutions revenue of 25 basis points on the IDA agreement, plus the reimbursement of FDIC insurance premiums. The fee computation under the IDA agreement is affected by many variables, including the type, duration, credit quality, principal balance, and yield of the investment portfolio at the Depository Institutions, the prevailing interest rate environment, the amount of client deposits, and the yield paid on client deposits. Because a negative IDA fee computation would arise only if there were extraordinary movements in many of these variables, the maximum potential amount of future payments the Company could be required to make under this arrangement cannot be reasonably estimated. Management believes the potential for the fee calculation to result in a negative amount is remote and the fair value of the guarantee is not material. Accordingly, no contingent liability is carried on the statement of financial condition for the IDA agreement.

Securities Borrowing and Lending

The Company engages in securities borrowing and lending with TD Securities, Inc. (TDSI), an affiliate of TD. Securities borrowed and receivable from brokers, dealers, and clearing organizations include $1.1 million and $0.1 million of receivables from TDSI, respectively, as of September 30, 2010. Securities loaned includes $40.8 million of payables to TDSI as of September 30, 2010. The transactions with TDSI are subject to the same collateral requirements as transactions with other counterparties.

Cash Management Services Agreement

Pursuant to a cash management services agreement, TD Bank USA provides cash management services to clients of TD Ameritrade, Inc. and the Company. In exchange for such services, the Company pays TD Bank USA service-based fees agreed upon by the parties. The cash management services agreement will continue in effect for as long as the IDA agreement remains in effect, provided that it may be terminated by TD Ameritrade, Inc. without cause upon 60 days' prior written notice to TD Bank USA.

9. Related-Party Transactions (continued)

TD Waterhouse Canada Order Routing Agreement

The Company is a party to an order routing agreement with TD Waterhouse Canada Inc. (TDW Canada), a wholly owned subsidiary of TD. The agreement has a term of four years beginning May 20, 2010, provided that it may be terminated by either party upon 90 days' prior written notice. Under the agreement, the Company provides TDW Canada order routing services for U.S. equity and option orders to U.S. brokers and market centers with which TDW Canada has order execution arrangements. The Company retains a percentage of the net payment for order flow revenue it receives on TDW Canada trades and remits the remainder to TDW Canada.

TD Waterhouse UK Servicing Agreement

The Company is a party to a servicing agreement with TD Waterhouse Investor Services (Europe) Limited (TDW UK). The agreement has an initial term of ten years beginning July 16, 2010, and will automatically renew for consecutive two year terms, provided that either party may give written notice of its intent not to renew at least 180 days prior to the end of the initial term or any renewal term. Under the agreement, the Company provides clearing services to clients of TDW UK that trade in U.S. equity securities. In exchange for such services, TDW UK pays the Company a per trade commission.

Other Related-Party Transactions

The Company serves as a transfer agent to several mutual funds managed by an affiliate of TD.

TD Options LLC, a subsidiary of TD, paid TD Ameritrade, Inc. the amount of exchange-sponsored payment for order flow that it received for routing TD Ameritrade, Inc. client orders to the exchanges.

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